THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

INVESTORS SHOULD ALWAYS CONDUCT THEIR OWN INDEPENDENT RESEARCH AND DUE DILIGENCE BEFORE INVESTING IN ANY STARTUP CROWDFUNDING CAMPAIGN.

NODABL Networks, Inc.
(and/or trademarked logo)

SmartSAFE™

(Regulation Crowdfunding - Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **<<name of investor>>** (the "**Investor**") of $**<<amount of investment>>** (the "**Purchase Amount**") on or about _____, 202_, **NODABL Networks, Inc**, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $ 25,000,000.

The "**Discount Rate**" is 20 %. [*the discount to be received by Investor e.g., 20%*]

See **Section 2** for certain additional defined terms.

- **Events**

- **Equity Financing**.

  - If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SmartSAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the First Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined below).

  - If the Company elects to continue the term of this SmartSAFE past the First Equity Financing and another Equity Financing occurs before the termination of this SmartSAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SmartSAFE without converting the Investor's Purchase Amount to Preferred Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

  - In connection with the issuance of SmartSAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, *provided, however*, that such documents are substantially the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SmartSAFE Preferred Stock. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing. Notwithstanding anything herein contained to the contrary, if the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this SmartSAFE to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other SmartSAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

- **Liquidity Event**.

- If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

- If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will receive from the Company, at its election, a number of shares of SmartSAFE Preferred Stock or the most recently issued Series of Preferred Stock equal to the Purchase Amount divided by the SmartSAFE Price. Shares of SmartSAFE Preferred Stock or Preferred Stock, as the case may be, granted in connection therewith shall have the same liquidation rights as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

- Notwithstanding Sections 1(b)(i) or 1(b)(ii), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

- If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

- **Dissolution Event**. If there is a Dissolution Event before this SmartSAFE expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SmartSAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

- **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SmartSAFE) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this

SmartSAFE as herein contemplated, this SmartSAFE shall be cancelled, and of no further force and effect, whether or not the Company received this SmartSAFE or instructions for the cancelation of this SmartSAFE from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

- **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, provided, however, that a transaction or series of related transactions described in clauses (i) through (iii) hereof shall not constitute a Change of Control if (A) such transaction or series of transactions are entered into solely for the purposes of effecting a change of the Company's jurisdiction; or (B) consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes.

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, and (B) all other SAFEs and Convertible Securities convertible into Standard Preferred Stock or SmartSAFE Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**Conversion Price**" means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

"**Convertible Securities**" means, collectively, all evidences of indebtedness (including convertible debt), SmartSAFE, SAFEs, warrants, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of Capital Stock, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"**Discount Price**" means the product of (x) the price per share of the Standard Preferred Stock sold in the Equity Financing, *multiplied* by (y) 100% *minus* the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] **OR** [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)].

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**In the Money**" shall mean that the exercise or conversion price underlying any Convertible Securities shall, as of the date of determination, be less than the Fair Market Value of a share of Common Stock.

"**Investors**" shall mean, collectively, the Investor and other investors purchasing SmartSAFEs from the Company that are substantially the same as, or similar to, this SmartSAFE.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity

Event, of shares of Capital Stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested Options and unvested Options, warrants and other Convertible Securities, but excluding: (i) shares of Common Stock reserved and available for future grant under the Plans or any similar plan; (ii) this SmartSAFE and all other SmartSAFEs, SAFEs and convertible promissory notes; (iii) unvested Options that shall not be vested and exercisable as of immediately prior to the consummation of the Liquidity Event; and (iv) Options and any other Convertible Securities that are not In the Money as of immediately prior to the consummation of a transaction constituting a Liquidity Event.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Options**" means any rights or options to subscribe for or to purchase Common Stock under the Plans or any similar plan, agreement or arrangement.

"**Plans**" means the Company's equity incentive plan(s) adopted prior to the date hereof or as may be adopted subsequent hereto.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFEs**" means a Simple Agreement for Future Equity, which includes this SmartSAFE and all other SmartSAFE instruments issued contemporaneously with this SmartSAFE or otherwise.

"**SmartSAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this SmartSAFE, purchased by investors for the purpose of funding the Company's business operations.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; (ii) the basis for any dividend rights, if any, which will be based on the Conversion Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

"**SmartSAFE Price**" means the price per share equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the

Equity Financing.

- **Company Representations**

  - The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

  - The execution, delivery and performance by the Company of this SmartSAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

  - The performance and consummation of the transactions contemplated by this SmartSAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

  - No consents or approvals are required in connection with the performance of this SmartSAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of SmartSAFE Preferred Stock issuable pursuant to Section 1.

  - The Company shall, prior to the conversion of this SmartSAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this SmartSAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this SmartSAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

  - The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company

Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

- The Company may, after the issuance of this SmartSAFE, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SmartSAFE.

- The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

- **Investor Representations**

- The Investor has full legal capacity, power and authority to execute and deliver this SmartSAFE and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

- The Investor has been advised that this SmartSAFE and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this SmartSAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

- The Investor represents and warrants that the Investor shall not sell, assign, transfer, pledge, encumber or otherwise dispose of this SmartSAFE or any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Bad Actor Disqualifications**"), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Investor will promptly notify the Company in writing if the Investor or, to the Investor's knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.

- The Investor agrees that Investor shall keep confidential and shall not use, disclose or divulge any information which such Investor may obtain from the Company, pursuant to financial statements, reports and other materials submitted by the Company or pursuant to information rights granted to the Investor unless such information is known, or until such information becomes known, to the public through no fault of such Investor or its agents, or unless the Company's President or Chief Executive Officer gives written consent to such Investor's release of such information, except that no such written consent shall be required (and the Investor shall be free to release such information) if such information is to be provided to Investor's counsel or accountant, or to an officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee of the Investor with a need to know such information, *provided*, however, that any such counsel, accountant, officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee shall be bound by obligations to maintain the confidentiality of such information. Notwithstanding the foregoing, this Section 4(e) shall not apply (i) to information which the Investor learns from a third party with the right to make such disclosure, provided the Investor complies with the restrictions imposed by the third party, (ii) to information which is in the Investor's possession prior to the time of disclosure by the Company and not acquired by the Investor under a confidentiality obligation, (iii) to the minimum extent the Investor is required to disclose such information by law or a governmental regulatory authority, (iv) to the minimum extent (after requesting and pursuing confidential treatment to the extent reasonably possible) such Investor is required to disclose such information by court order.

- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

- The Investor acknowledges, and is purchasing this SmartSAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

- The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this SmartSAFE and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this SmartSAFE and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this SmartSAFE, the Investor is not relying on the advice or recommendations of the Company or of Fundify Portal, LLC, Fundify, Inc. and any of its or their affiliates and the Investor has made its own independent decision that an investment in this SmartSAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this SmartSAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

- The Investor understands and acknowledges that as a SmartSAFE Investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

- The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this SmartSAFE and the securities to be acquired by the Investor hereunder.

- The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SmartSAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify the Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SmartSAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

- If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SmartSAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SmartSAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SmartSAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SmartSAFE (and the Investor's beneficial interest therein) and the underlying securities.

- If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

- The Investor further acknowledges that it has read, understood, and had ample opportunity to ask management of the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

- The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **total loss** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

- The Investor understands that the Company has issued prior to the date hereof, and may issue concurrent herewith or subsequent hereto, securities of the Company, which such securities may contain more favorable or different terms to those set forth in this SmartSAFE. The Investor understands, acknowledges and agrees that the Company shall be under no obligation to inform the Investor with respect to any additional issuances of securities by the Company prior to the Equity Financing or to offer the Investor any of the terms associated therewith.

- **Legends**

  - This instrument and stock certificates evidencing the securities into which this SmartSAFE may be converted (the "**Securities**") shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES EVIDENCED HEREBY AND ANY SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT, (II) IN COMPLIANCE WITH RULE 144, OR (III) PURSUANT TO AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION."

- This instrument and stock certificates evidencing the shares issuable upon conversion of this SmartSAFE or Common Stock issuable upon conversion of Preferred Stock shall also bear any legend required by the Company's Bylaws, or as may be required pursuant to any state, local, or foreign law governing such securities.

- In connection with the Company's initial public offering, each Investor or a transferee thereof, shall not, directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in FINRA Rule 2711(f)(4) and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. In the event of the declaration of a stock dividend, a spin off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 5(c). This Section 5(c) shall not apply to securities registered in the public offering under the Securities Act or to any securities issued by the Company that are purchased by the Investors on the open market. All certificates evidencing the Securities (and any securities issued in substitution thereof or in respect thereof) shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER FOR A PERIOD OF UP TO 180 DAYS FOLLOWING THE EFFECTIVE DATE OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR AN OFFERING OF THE COMPANY'S SECURITIES PURSUANT TO THE MARKET STANDOFF PROVISIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER OF SUCH SECURITIES, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

- The Investor agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

- The Company shall not be required (i) to transfer on its books any Securities that have been sold or otherwise transferred in violation of any of the provisions of this SmartSAFE, or (ii) to treat as owner of such Securities or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Securities shall have been so transferred.

- **Miscellaneous**

- Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however,* that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this Section 6(a); and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

- All notices and other communications given or made pursuant to this SmartSAFE shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6(b).

- The Investor acknowledges and agrees that this SmartSAFE (i) is not secured by any of the assets of the Company, and (ii) will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company.

- The Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

- Neither this SmartSAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company; *provided, however*, that this SmartSAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

- In the event any one or more of the provisions of this SmartSAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SmartSAFE operate or would prospectively operate to invalidate this SmartSAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SmartSAFE and the remaining provisions of this SmartSAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

- Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this SmartSAFE and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such instrument, the Company, at its expense, will make and deliver a new instrument, of like tenor, in lieu of the lost, stolen, destroyed or mutilated instrument.

- If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this SmartSAFE, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as

14

determined by the Conversion Price used to effect such conversion.

- This instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

- The titles and subtitles used in this SmartSAFE are used for convenience only and are not to be considered in construing or interpreting this SmartSAFE.

- All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction. The prevailing party in any action to enforce this SmartSAFE shall be entitled to costs and fees (including attorneys' fees and expert witness fees) incurred in connection with such action. Each party agrees that service of process on them in any such action, suit or proceeding may be effected by the means by which notices are to be given to it under this SmartSAFE.

- The Investor and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this SmartSAFE.

- The Investor acknowledges that: (i) the Investor has read this SmartSAFE; (ii) the Investor has been represented in the preparation, negotiation and execution of this SmartSAFE by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (iii) the Investor understands the terms and consequences of this SmartSAFE and is fully aware of the legal and binding effect of this SmartSAFE.

- This instrument constitutes the entire understanding between the Company and the Investor relative to the subject matter hereof. Any prior and contemporaneous agreement, discussion, understanding, correspondence and/or communication (including the term sheet) between the Company and the Investor regarding the purchase of securities, capital stock of the Company or otherwise, whether written or oral, is superseded by this SmartSAFE.

- The Company and the Investor acknowledges and agrees that, in connection with the purchase of this SmartSAFE (and the securities issuable upon conversion of the Purchase Amount in accordance with the provisions hereof, Investor has not requested and shall not request, and the Company has not given or afforded Investor access to and shall not give or afford Investor access to, whether as part of any information rights or otherwise, any "material non-public technical information," as that term is defined at 31 C.F.R. § 801.208, in the possession of or collected by the Company that (i) is not available in the public domain and is necessary to design, fabricate, develop, test, produce or manufacture "critical technologies" (including emerging or foundational technologies), as that term is defined at 31 C.F.R. § 800.209, including processes, techniques or methods, or (ii) provides knowledge, know-how or understanding, not available in the public domain, of the design location or operation of "critical infrastructure," as that term is defined at 31 C.F.R. § 800.208.

- Investor expressly acknowledges and agrees that, for so long as Investor shall hold this SmartSAFE and/or any shares of Capital Stock issued upon conversion of the Purchase Amount as herein contemplated, Investor shall have no information, access or inspection rights, except with respect to such rights deemed not waivable by applicable law (the "**Information Waiver**"). In furtherance thereof, Investor acknowledges and understands that, but for the Information Waiver made herein, Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or any comparable provisions of the laws of any other jurisdictions ("**Comparable Law**") (any and all such rights, and any and all such other rights of Investor as may be provided for in Section 220 or pursuant to Comparable Law, the "**Inspection Rights**"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Comparable Law or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Investor in Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220 or Comparable Law. The foregoing waiver shall not apply to any contractual inspection rights of Investor under any written agreement with the Company.

- Concurrent with the execution by Investor of this SmartSAFE, Investor shall enter into the Proxy Agreement, in the form attached hereto as Exhibit A and incorporated herein by this reference (the "**Proxy Agreement**"), pursuant to which the Secretary of the Company shall have an irrevocable proxy to vote all of the Capital Stock issuable to Investor upon conversion of the Purchase Amount on any matters to which the Proxy Agreement applies; provided, however, that the Secretary will vote such shares with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the Proxy Agreement applies as more fully therein set forth. Investor acknowledges and agrees that it is a material inducement to the Company that the Investor enter into the Proxy Agreement concurrent with the issuance to Investor of this SmartSAFE, which the Company would not have done absent this undertaking by Investor. Investor understands, acknowledges and agrees that entering into the Proxy Agreement is a condition precedent to the issuance of this SmartSAFE and to receipt of SmartSAFE Preferred Stock.

- Notwithstanding the termination of this SmartSAFE in accordance with the provisions of Section 1(e), the Proxy Agreement, and the provisions of Sections 6(o), 6(p), 6(q) and this Section 6(r) of this SmartSAFE shall survive any such termination, in addition to any other provisions of this SmartSAFE necessary to give effect to the provisions hereof and thereof including, without limitation, Section 2 hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this SmartSAFE to be duly executed and delivered.

NODABL Networks, Inc.

By: _____

Name: _Dr. Aroon Tungare_____

Title:

CEO _____

_____

_____

_____

_____

Address: 408 Water Street_____

Waxahachie, TX 75165_____

Attn: _____

Email Address: atungare@nodabl.com

INVESTORS:

If Investor is a Corporation, Partnership or Other Entity:

If Investor is an Individual:

_____   _____
Name of Entity   *Print Name of Individual*

_____   _____
Signature of Authorized Person   *Signature of Individual*

_____   _____
Print Name of Authorized Person   *Print Name of Individual (If more than one signatory)*

_____   _____
Title   *Signature of Individual (If more than one signatory)*

Telephone (Day): _____   Telephone (Day): _____

Facsimile: _____   Facsimile: _____

Email Address: _____   Email Address: _____

Address: _____   Address: _____

_____   _____

_____   _____

EXHIBIT A

Proxy Agreement

(Attached)

SmartSAFE™

PROXY AGREEMENT

This Proxy Agreement (the "Agreement") is made as of _____ __, 202_, by and among NODABL Networks, Inc., a Delaware corporation (the "Company"), [<<name of SAFE holder giving proxy>>] (the "Investor") and Mr. Stephen Wilson (the "Proxyholder"). Defined terms used herein but not otherwise herein defined shall have the meanings ascribed to them in the SmartSAFE, dated as of the date hereof, by and between the Investor and the Company (the "SmartSAFE"). Capitalized terms used but not defined herein shall have the meaning set forth in the SmartSAFE.

WHEREAS, concurrent with the execution hereof, Investor is purchasing a SmartSAFE from the Company and, as a condition to the issuance thereof, the Investor shall enter into this Agreement.

WHEREAS, the Investor and Proxyholder desire to enter into this Agreement with respect to voting all shares of Capital Stock which Investor acquires upon conversion of the Purchase Amount into Capital Stock in accordance with the provisions of the SmartSAFE (collectively with any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such shares, the "Shares").

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged and agreed upon, the Investor, the Proxyholder, and the Company hereby agree as follows:

AGREEMENT

Election of Board. To the extent that voting rights for the election of directors attach to any of the Shares under applicable law, in any election of directors of the Company (whether at a meeting or by written consent), the Investor agrees to vote or consent with respect to all Shares so as to elect the members of the Board of Directors designated in writing by the Proxyholder. In any action to remove directors (whether at a meeting or by written consent), the Investor agrees to vote or act with respect to his Shares so as to remove any director designated in writing by Proxyholder.

Additional Voting Obligations. To the extent that voting rights attach to any of the Shares under applicable law, Investor hereby agrees with respect to all Shares:

- In the event that the Proxyholder requests that Investor vote in favor of any Acquisition (an "Approved Sale"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting of shareholders of the Company to vote on the approval of an Approved Sale, a Certificate Amendment and/or Other Matter, be present, in person or by proxy, as a holder of Shares at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) in favor of such Approved Sale or Certificate Amendment, (B) in the case of an Approved Sale, in opposition of any and all other Acquisitions for which a vote is taken while an Approved Sale is still pending that would reasonably be expected to delay or impair the ability of the Company to consummate such Approved Sale, and (C) in the case of an Other Matter, as directed by the Proxyholder. Notwithstanding the foregoing, in the case of an Approved Sale, the Investor shall not be required to assume personal liability greater than the liability assumed by the Proxyholder that continues after the transaction closing for breach of representations, warranties or other obligations except (x) to the extent of the consideration received in the transaction or (y) for liability attributable to fraud or willful misconduct on the part of the Investor. The Investor shall refrain from exercising any dissenters' rights, appraisal rights or similar rights at any time in connection with such Approved Sale. If the Approved Sale is structured as a sale of the stock of the Company, then the Investor hereby agrees to sell all of his Shares on the terms and conditions approved by the Proxyholder. Subject to applicable laws, the Investor shall take all necessary and desirable actions approved by the Proxyholder in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (ii) effectuate the allocation and distribution of the aggregate consideration upon consummation of the Approved Sale.

- In the event that the Proxyholder requests that Investor vote against any Acquisition (a "Rejected Sale"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting or action by written consent of the shareholders of the Company to vote on the Rejected Sale, such Certificate Amendment and/or Other Matter, be present, in person or by proxy, as a holder of Shares at all such meetings to the extent that such consent shall be sought at a meeting, and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) against such Rejected Sale or Certificate Amendment, and (B) in the case of an Other Matter, as directed by the Proxyholder. If the Rejected Sale is structured as a sale of the stock of the Company, then the Investor shall not sell any of his Shares unless permitted to sell in writing by the Proxyholder.

- Investor agrees that, unless Proxyholder provides explicit written instruction to vote Investor's Shares under this Agreement or Proxyholder provides explicit written notice that Investor shall (to the extent that voting rights attach to the Shares under applicable law) be permitted by Proxyholder to vote or consent in a manner other than as Proxyholder instructs, Investor shall abstain from voting or consenting with respect to any of his Shares on all matters.

- In the event of any Transfer by the Investor, (i) the Investor shall inform the Company and the Proxyholder of such Transfer and (ii) the pledgee, transferee or donee (the "Transferee") shall furnish the Proxyholder and the Company with a written agreement to be bound by the provisions of this Agreement. Such Transfer shall not be valid unless and until the Company and the Proxyholder receive such written agreement. In the event of any Transfer by the Investor, the Investor shall inform the Company and the Proxyholder of such Transfer no less than five (5) business days prior to such Transfer. Such Transferee shall be treated as a "Investor" for purposes of this Agreement. For avoidance of doubt, the Company shall not permit the transfer of any of the Shares on its books or issue new certificates representing any such Shares unless and until the person(s) to whom such Shares are to be transferred shall have executed the written agreement referred to in this Section 2 and any additional agreement required under any other applicable agreements between the parties hereto.

2

For purposes of this Agreement:

"Acquisition" shall mean any (i) event that results in a liquidation, dissolution or winding up, or is deemed to be a liquidation, dissolution or winding up of the Company under the Certificate or any (ii) reorganization, consolidation, merger, stock sale, or asset sale of the Company.

"Certificate" shall mean the Company's Certificate of Incorporation or Articles of Incorporation, as the same may be amended or restated from time to time.

"Certificate Amendment" shall mean any amendment or restatement of the Certificate.

"Other Matter" shall mean any matter other than an Acquisition or Certificate Amendment for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent.

"Transfer" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Shares.

Irrevocable Proxy and Power of Attorney. To secure the Investor's obligations to vote the Shares in accordance with this Agreement and to comply with the other terms hereof, the Investor hereby appoints the Proxyholder, or his designees, as such Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote or act by written consent with respect to all of such Investor's Shares in accordance with the provisions set forth in this Agreement, and to execute all appropriate instruments consistent with this Agreement on behalf of such Investor. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as Investor is an individual, will survive the death, incompetency and disability of such party or any other individual holder of the Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding any Shares. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement. Notwithstanding anything herein contained to the contrary, the Proxyholder shall vote all of the Shares in accordance with the majority of the holders of the relevant class of the Issuer's Capital Stock on any matters to which this Agreement applies; provided, however, that if the Shares shall be SmartSAFE Preferred Stock, or non-voting Common Stock then the Proxyholder shall vote all of the Shares in accordance with the majority of the voting Preferred Stock or voting Common Stock, as the case may be.

Additional Matters.

Legends. The Company shall cause each certificate representing shares of the Company's capital stock now or hereafter held by the Investor or any assignee of the Investor to bear the following legend (which legend may be removed following any termination of this Agreement pursuant to Section 5):

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A PROXY AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN SHAREHOLDERS OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH INCLUDES PROVISIONS POTENTIALLY RESTRICTING THE SHAREHOLDER'S RIGHT TO VOTE OR TRANSFER HIS OR ITS ENTIRE INTEREST IN THE SHARES EVIDENCED HEREBY, AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID PROXY AGREEMENT."

Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order without the requirement to post bond. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Proxyholder's Liability. The Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which the Proxyholder may do or refrain from doing in good faith, nor shall the Proxyholder have any accountability hereunder, except for his own bad faith, gross negligence or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning the Proxyholder's acts pursuant to his rights and powers as Proxyholder, such acts shall be deemed reasonable and in the best interests of the shareholders unless proved to the contrary by clear and convincing evidence.

Termination. This Agreement shall terminate upon the earlier of:

- the liquidation, dissolution or winding up of the business operations of the Company;

- the date upon which the Investor (or a Transferee) no longer holds any Shares;

- the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted; or

- in the sole discretion of the Company.

Miscellaneous.

Successors and Assigns. The terms and conditions of this Agreement (as may be amended pursuant to Section 6.2) shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Except for an assignment by the Company by operation of law or in connection with an Acquisition (which shall be permitted with only the written consent and notice of the Company), this Agreement may not be assigned by the parties without the written consent of the Proxyholder, the Company and the Investor.

Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Investor and the Company; provided, however, that this Agreement may be amended, together with all other Proxy Agreements entered into by the holders of SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs with the same Valuation Cap.

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.3.

Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

Governing Law. This Agreement shall be construed, interpreted, and applied in accordance with the laws of the State of Delaware without regard to its body of law controlling conflict of laws. Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set contemplated in Section 6.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Attorney Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means. Consultant hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

No Voting Rights. Nothing in this Proxy shall grant Investor any voting rights not otherwise granted to the Investor in the Company's Certificate or otherwise.

[Signature Page Follows]

The parties hereto have executed this Proxy Agreement as of the date first written above.

COMPANY: **INVESTOR:**

NODABL Networks, Inc.

By: _____   By: _____
Name: Dr Aroon Tungare_____   Name: [<<name of SAFE holder giving proxy>>]
Title: CEO_____   Address: _____
                                                                        _____
Address: 408 Water St_____   E-Mail: _____
            Waxahachie, TX 75165_____
Attn: Chief Executive Officer

Email atungare@nodabl.com_____

PROXYHOLDER:

Mr. Stephen Wilson

Address: 408 Water St
                Waxahachie, TX 75165